Exhibit 21.1

SUBSIDIARIES OF BETTER FOR YOU WELLNESS, INC

Entity Name	Jurisdiction
Better Suds	Columbus, Ohio
Glow Market LLC	Columbus, Ohio
Mango Moi LLC	Columbus, Ohio
Stephen James Curated Coffee Collection	Columbus, Ohio
The Jordre Well	Columbus, Ohio